SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 16, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SHAREHOLDERS’ AGREEMENT

By the present instrument entered into by and among the parties

(a) Citigroup Venture Capital International L.P., a limited liability company, duly organized and validly existing in accordance with the laws of the Cayman Islands, with its registered office at P.O. Box 281GT, Century Yard, Cricket Square, Hutchins Drive, Grand Cayman, Cayman Islands, British West Indies (the “Offshore Fund”), herein represented by its designated general partner, Citigroup Venture Capital International Brazil LLC;

(b) Priv Fundo de Investimento em Ações, an investment fund duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, enrolled before the Federal Revenue Service under CNPJ/MF (Taxpayer’s Registration Number) N. 02.559.662/0001 -21 (the “Priv FIA”), herein represented by its administrator and manager, Mellon Distribuidora de Títulos e Valores Mobiliários S.A., a corporation duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Av. Presidente Wilson, 231, 11o. andar, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF (Taxpayer’s Registration Number) N. 02.201.501/0001 -61 (“Mellon”);

(c) Tele Fundo de Investimento em Ações, an investment fund duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, enrolled before the Federal Revenue Service under CNPJ/MF (Taxpayer’s Registration Number) N. 02.597.072/0001 -93 (the “Tele FIA” and together with the Offshore Fund and Priv FIA, the “Offshore Fund Shareholders”), herein represented by its administrator and manager, Mellon;

(d) Investidores Institucionais Fundo de Investimento em Participações, an investment fund for equity investments duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, enrolled before the Federal Revenue Service under CNPJ/MF (Taxpayer’s Registration Number) N. 01.909.558/0001 -57 (the “IIFIP”), herein represented pursuant to its bylaws by its administrator, Mellon, herein represented pursuant to its corporate documents, and by its manager, Angra Partners Gestão de Recursos e Assessoria Financeira Ltda., a limited liability company duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Rua Lauro Muller, 116, sala 4102 (parte), in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF (Taxpayer’s Registration Number) N. 05.597.435/0001 -89 (“Angra Partners”);

(e) Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, a pension fund (entidade fechada de previdência privada), duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Praia de Botafogo, 501, 3o e 4o andares, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF N. 33.754.482/0001 -24 (“Previ”), herein represented pursuant to its corporate documents;

(f) Fundação dos Economiários Federais – Funcef, a pension fund, duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Setor Comercial Norte, Quadra 02, Bloco A, Edifício Corporate Financial Center, 13o. andar, in the city of Brasília, Distrito Federal, enrolled before the Federal Revenue Service under CNPJ/MF N. 00.436.923/0001 -90 (“Funcef”), herein represented pursuant to its corporate documents;

(g) Fundação Petrobrás de Seguridade Social – Petros, a pension fund, duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Rua do Ouvidor, 98, 9o andar, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF N. 34.053.942/0001 -50 (“Petros”), herein represented pursuant to its corporate documents;

(h) Fundação 14 de Previdência Privada, a pension fund, duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Setor Comercial Norte, Quadra 03, Bloco A, Loja 01, Térreo, Asa Norte, in the City of Brasília, Distrito Federal, enrolled before the Federal Revenue Service under CNPJ/MF N. 07.170.649/0001 -08 (“Fundação 14”), herein represented pursuant to its corporate documents;

(i) TELOS - Fundação Embratel de Assistência e Seguridade Social, a pension fund, duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Av. Presidente Vargas, no. 290 / 10o. andar, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF N. 42.465.310/0001 -21 (“Telos” and, together with Previ, Funcef, Petros, Fundação 14 and Telos, the “Pension Funds”);

Offshore Fund Shareholders, IIFIP and Pension Funds together referred to as “Shareholders” or individually as “Shareholder” and as Intervening Consenting Parties:

(j) International Equity Investments LLC, a limited liability company, duly organized and validly existing in accordance with the laws of the State of Delaware, United States of America, with its registered office at 1209 Orange Street, in the city of Wilmington, State of Delaware, United States of America (“IEIL”), herein represented by its attorney-in-fact; and

(l) Invitel S.A., a corporation duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Rua Lauro Müller, 116, sala 4102 (parte), in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF N. 02.605.028/0001 -88 (the “Company”), herein represented by its Officers;

INTRODUCTION

WHEREAS on the date hereof the corporate reorganization of the Company was concluded, as a result of which the Shareholders became the holders, directly and altogether, of an equity interest corresponding to approximately ninety three point six per cent (93.6%) of the voting capital stock and total capital stock of the Company, pursuant to Exhibit I hereto;

WHEREAS the Company, in turn, holds the direct and indirect corporate control of various companies, including the companies listed in Exhibit II hereof (collectively referred to as “Portfolio Companies”);

WHEREAS on the date hereof the Shareholders entered into, together with other shareholders of the Company and of the Portfolio Companies, the “Private Agreement on Tag-Along Rights”, which provides for the tag-along rights granted to the Shareholders and the other parties executing the agreement, in connection with the respective interests directly or indirectly held by them in the Company, in the Portfolio Companies and in other companies identified therein (the “Tag-Along Agreement”);

WHEREAS the Pension Funds entered into, on the date hereof, the vote agreement in order to regulate the exercise of the vote in block by such Pension Funds Prior Meeting Among Major Shareholders of the Company (“Vote Agreement”);

WHEREAS the Shareholders wish to regulate their additional rights and obligations as direct or indirect shareholders integrating the Company’s and the Portfolio Companies’ control block and to provide for (a) the equal sharing among the Groups Offshore Fund, IIFIP and the Pension Funds, of the exercise of the power of control and of the voting rights in the Company’s and the Portfolio Companies’ general shareholders’ meetings; (b) the composition, election and the managing powers of the members of the Company’s and the Portfolio Companies’ Board of Directors and Executive Board; and (c) the right of first refusal with respect to the acquisition of Shares;

NOW, THEREFORE, the Shareholders agree to enter into the present Shareholders’ Agreement (this “Agreement”), which shall be ruled by the following clauses and conditions:

SECTION ONE
DEFINITIONS

Section 1.01. Definitions. The following terms shall have the following meanings when used in this Agreement:

“Shares” means the common and preferred shares issued by the Company, existing on the date hereof or issued afterwards.

“Offered Shares” shall have the meaning that is ascribed to it in Section 6.02 below.

“Tag-Along Shares” shall have the meaning that is ascribed to it in Section 6.02(a)(iv) below.

“Bound Shares” shall have the meaning that is ascribed to it in Section 2.01 below.

“Respondent Shareholder” shall have the meaning that is ascribed to it in Section 10.02 below.

“Claimant Shareholder” shall have the meaning that is ascribed to it in Section 10.02 below.

“Offered Shareholder” shall have the meaning that is ascribed to it in Section 6.02 below.

“Offering Shareholder” shall have the meaning that is ascribed to it in Section 6.01 below.

“Requesting Shareholder” shall have the meaning that is ascribed to it in Section 4.05 below.

“Shareholders” shall have the meaning that is ascribed to it in the introduction above.

“Shareholder in Dispute” shall have the meaning that is ascribed to it in Section 10.02 below.

“Offshore Fund Shareholders” shall have the meaning that is ascribed to it in the heading above.

“Major Shareholder” means any Shareholder, or any group of Shareholders bound by a vote agreement filed at the Company that obliges them to vote uniformly in block (“Group”), except for the present Agreement, that holds individually or in Group twenty point five per cent (20.5%) or more of the Shares.

“Vote Agreement” shall have the meaning that is ascribed to it in the introduction above.

“Tag-Along Agreement” shall have the meaning that is ascribed to it in the introduction above.

“Affiliate” means, with respect to any Person, any other Person that direct or indirectly, through one or more intermediary Persons, controls, is controlled by, or is under common control with the first Person.

“Appraisers” shall have the meaning that is ascribed to it in Section 9.04(d) below.

“Brasil Telecom Participações” means Brasil Telecom Participações S.A.

“Arbitral Chamber” shall have the meaning that is ascribed to it in Section 10.01 below.

“Assignment of the Offshore Fund’s Shares” means, exclusively for the purposes of Section 4.03 below, any transfer, assignment, lien on or sale, direct or indirect, of Shares held by the Offshore Fund to any Person that is not an Permitted Assignee of the Offshore Fund, which reduces the total interest of the Offshore Fund and of the Permitted Assignees of the Offshore Fund in the Company to less than twenty point five per cent (20.5%) of the Shares.

“Permitted Assignee” means (a) with respect to any Shareholder, (i) any other Person that direct or indirectly controls the Shareholder and direct or indirectly holds ninety-five per cent (95%) or more of the shares issued by the Shareholder, including through the ownership of any quotas issued by equities investment funds, and (ii) any other Person that is direct or indirectly controlled by the Shareholder and of which the Shareholder direct or indirectly holds ninety-five per cent (95%) or more of the shares, including through the ownership of any quotas issued by equities investment funds; and (b) any member of the Board of Directors of the Company that receives or intends to receive Shares through a fiduciary deal pursuant to the provisions of Section 4.05(a) below. It is a condition to the validity of the transfer of the Shares to a Permitted Assignee of any Shareholder its unconditional adhesion, on an irrevocable basis, to this Agreement pursuant to the provisions of Section 9.04 below.

“Associated Person” means, with respect to any Person, (a) any other Person that direct or indirectly holds ten per cent (10%) or more of the shares of the former, including through the ownership of any quotas issued by equities investment funds, and (b) any other Person that has ten per cent (10%) or more of its shares held by the first Person, directly or indirectly, including through the ownership of any quotas issued by the equities investment funds.

“Company” shall have the meaning that is ascribed to it in the heading above.

“Portfolio Companies” shall have the meaning that is ascribed to it in the introduction above.

“Shares Sale and Purchase Agreement” shall have the meaning that is ascribed to it in Section 6.14 below.

“(To) Control” and the correlated terms “control” and “controlling”, mean, with respect to any Person, the power held by another Person to (a) conduct or decisively influence the management, administration and definition of business policies of such Person, through the exercise of the voting right resulting from the ownership of the shares, through rights established in shareholders’ agreements or similar agreements, or (b) elect the majority of the members of the board of directors, of the executive board, or of any other similar corporate body of this Person, through the exercise of the voting right resulting from the ownership of the shares, through rights established in shareholders’ agreements or similar agreements.

“Dispute” shall have the meaning that is ascribed to it in Section 10.01. below.

“Credit Suisse” shall have the meaning that is ascribed to it in Section 6.14. below.

“Business Day” means any day on which the banks are authorized to work and effect transactions in the city of São Paulo and in the city of Rio de Janeiro, in Brazil, and in the city of New York, in the United States of America.

“Subscription Rights” mean rights to subscribe Shares to be issued, and any securities, agreements or instruments that grant rights to subscribe Shares or that may be converted into Shares, including any warrants, call options and other similar instruments.

“Funcef” shall have the meaning that is ascribed to it in the heading above.

“Fundação 14” shall have the meaning that is ascribed to it in the heading above.

“Offshore Fund” shall have the meaning that is ascribed to it in the heading above.

“Pension Funds” shall have the meaning that is ascribed to it in the heading above.

“Group” shall have the meaning that is ascribed to it in the definition of Major Shareholder above.

“IEIL” shall have the meaning that is ascribed to it in the heading above.

“IIFIP” shall have the meaning that is ascribed to it in the heading above.

“Just Cause” means (a) the non-compliance with the vote instruction deriving from the minutes of the Prior Meeting Among Major Shareholders drafted in accordance with Section 3.10. (f) below by an officer or member of the board of directors of the Company or the Portfolio Companies; (b) with respect to the president of the board of directors [’ meeting] and to the president of the executive board’ meeting of the Company or the Portfolio Companies, (i) the counting as a valid vote, in violation of Section 3.13. below, of any vote cast by a member of the board of directors or of the executive board, without observance of the vote instruction deriving from the summarized minutes of the Prior Meeting Among Major Shareholders drafted in accordance with Section 3.10. (f) below, and (ii) the refusal, in violation of Section 3.14 below, to count as a valid vote any vote cast by the member indicated by the Shareholder harmed by the absence or abstention of members indicated by any of the other Shareholders, in replacement to the vote that should have been cast by the members that were absent or abstained.

“Arbitration Law” means the federal law no. 9,307 of September 23, 1996, as amended.

“Controversial Matter” shall have the meaning that is ascribed to it in Section 3.09. below.

“Non-Decided Matter” shall have the meaning that is ascribed to it in Section 3.09. below.

“Relevant Matter” shall have the meaning that is ascribed to it in Section 3.12. below.

“Arbitration Notice” shall have the meaning that is ascribed to it in Section 10.02. below.

“Disagreement Notice” shall have the meaning that is ascribed to it in Section 9.04(d) below

“Offer Notice” shall have the meaning that is ascribed to it in Section 6.02. below.

“Net Liabilities” means, with respect to the Company, the difference between (a) Company’s liabilities’ market value (except for the shareholders’ equity), including any contingent liabilities that must be recognized in Company’s non-consolidated balance sheet, determined in accordance with the Corporations Law (Lei das Sociedades por Ações) and the generally accepted accounting principles in Brazil, consistently applied, and (b) Company’s assets’ market value, determined in accordance with the Corporations Law and the generally accepted accounting principles in Brazil, consistently applied. In case the Company’s assets include non-liquid interests, the market value of these interests shall be determined in accordance with the procedure described by an institution specializing in financial-economic evaluation of companies, chosen by mutual agreement of the interested Shareholders, among internationally renowned first-rate investment banks, or, in the case of lack of consensus, substantially in accordance with the procedure described in Section 9.04. (d) below.

“Independent Expert” shall have the meaning that is ascribed to it in Section 9.04(d) below.

“Person” means any individual, company, pension funds (entidade fechada de previdência complementar), partnership, corporation, sociedade em conta de participação, joint venture, investment fund, condominium, fiduciary agent, bankrupt estate, limited liability company, or any other type of entity or organization capable of undertaking rights and obligations.

“Petros” shall have the meaning that is ascribed to it in the heading above.

“Potential Purchaser” shall have the meaning that is ascribed to it in Section 6.01 below.

“Previ” shall have the meaning that is ascribed to it in the heading above.

“Transfer Price” shall have the meaning that is ascribed to it in 9.04(d) below

“Priv FIA” shall have the meaning that is ascribed to it in the heading above.

“Prior Meeting Among Major Shareholders” shall have the meaning that it ascribed to it in Section 3.07 below.

“Tele FIA” shall have the meaning that is ascribed to it in the heading above.

“Telemar” shall have the meaning that is ascribed to it in Section 6.14. below.

“Telos” terá shall have the meaning that is ascribed to it in the heading above.

“(To) Transfer” means to transfer, to assign, to create liens on, to exchange or to sell, direct or indirectly, in any way or under any title, shares or other similar securities or rights, or the economic interest in connection with any shares or other similar securities or rights, including through the execution of any agreement, or the practice of any act, or the omission of the practice of any act, the result of which being that any other Person other than the owner in whose name those shares, securities or rights are registered immediately before the referred agreement or act of commission or omission, has the right to exercise or to determine the exercise of the voting right or other rights associated with the ownership of those shares, securities or rights, or to acquire the direct or indirect economic benefit deriving from those shares, securities or rights. “Transfer(s)”, “Transferred” and other correlated terms, even when written in lower case, shall have meanings consistent with this definition of “(To) Transfer”.

“Arbitral Tribunal” shall have the meaning that is ascribed to it in Section 10.03(a) below.

“Company’s Total Economic Value” means the Company’s total economic value (enterprise value) implicit in the terms of any Offer Notice, calculated so as to maximize such value, pursuant to the following operations:

(a) multiplication of the price per share indicated in the Offer Notice for the Offered Shares by the number of issued and outstanding shares of the Company (assuming the subscription or conversion of part of or all the subscription bonds or bonds convertible into shares issued by the Company;

(b) plus the value of Company’s Net Liabilities; and

(c) less the value to be received by the Company by virtue of the subscription or conversion of part of or all the subscription bonds or bonds convertible into shares issued by the Company.

“Fair Market Value” shall have the meaning that is ascribed to it in Section 9.04(d) below.

SECTION TWO
BOUND SHARES

Section 2.01. Bound Shares. This Agreement binds the exercise of the voting right granted by the shares indicated below (jointly the “Bound Shares”), in accordance with the provisions of Sections Two, Three, Four and Five below:

(a) all the shares with permanent, restricted or transitory voting right (while this right remains), common or preferred, issued by the Company and owned by the Shareholders;

(b) all the shares with permanent, restricted or transitory voting right (while this right remains), common or preferred, issued by the Portfolio Companies and owned by the Shareholders, by the Company or by the other Portfolio Companies, directly or indirectly;

(c) all the shares with permanent, restricted or transitory voting right (while this right remains), common or preferred, issued by the Company or by the Portfolio Companies, that are further acquired or subscribed by the Shareholders or otherwise transferred to the Shareholders, under any title and at any time, directly or indirectly, including shares issued by the Company or by the Portfolio Companies by virtue of stock split, reverse stock split, payment of dividends in shares, payment in kind of redemption, reimbursement or repurchase, capital reduction, partial wind-up, swap, conversion, consolidation, merger, spin-off or any other type of corporate reorganization, or any other security for the issue or transfer of shares; and

(d) all the warrants or subscription rights and securities convertible into shares with permanent, restricted or transitory voting right (while this right remains), common or preferred, existing on this date or issued by the Company or by the Portfolio Companies at any time, held by the Shareholders at any time, directly or indirectly.

Section 2.02. Unbinding of Shares of Brasil Telecom Participações. Through written notice from any of the Shareholders addressed to the other Shareholders and to Brasil Telecom Participações, each Shareholder shall have the right to unbind any common and preferred shares issued by Brasil Telecom Participações that are bound to this Agreement, on the condition that those shares are further sold in stock exchange market within thirty (30) days counted as of the receipt by the Company of the interested Shareholder’s request. In case those shares are not sold during this thirty-day term, the shares shall be bound to this Agreement again.

SECTION THREE
EXERCISE OF THE VOTING RIGHT

Section 3.01. Binding of Shareholders in Company’s Resolutions. The Shareholders shall exercise their voting rights in any corporate resolutions and in meetings prior to the corporate resolutions in accordance with the provisions of this Agreement. The Shareholders shall take any necessary measures to ensure the observance of and the compliance with this Agreement and the resolutions made in the Prior Meetings Among Major Shareholders, as defined in Section 3.07 below.

Section 3.02. Binding of the Shareholders in Portfolio Companies’ Resolutions. The Shareholders shall exercise their voting rights in any corporate resolutions and in meetings prior to the corporate resolutions of the Portfolio Companies in accordance with the provisions of this Agreement. The Shareholders shall take any necessary measures to ensure the observance of and the compliance with this Agreement and the resolutions made in the Prior Meetings Among Major Shareholders.

Section 3.03. Exercise of the Voting Right by the Company and by the Portfolio Companies. The Shareholders undertake to take all the necessary measures to ensure that the Company and the Portfolio Companies exercise their voting rights in any corporate resolutions of each Portfolio Company in accordance with the provisions of this Agreement. The Shareholders shall ensure that the Company’s and the Portfolio Companies’ representatives, in the corporate resolutions of the Portfolio Companies, comply with the resolutions made by the Shareholders in Prior Meetings Among Major Shareholders with respect to the Portfolio Companies.

Section 3.04. Exercise of the Voting Right by Members of the Board of Directors. The Shareholders undertake to take all the necessary measures to ensure that the members of the board of directors of the Company and of the Portfolio Companies elected by the Shareholders, by the Company or by the other Portfolio Companies vote in any resolutions of board of directors in accordance with the provisions of this Agreement and comply with the resolutions made by the Shareholders in Prior Meetings Among Major Shareholders with respect to the Company and to the Portfolio Companies.

Section 3.05. Executive Board’s Activities. (a) The Shareholders undertake to take all the necessary measures to ensure that the officers that compose the executive board of the Company and of the Portfolio Companies (except for Brasil Telecom Participações and Brasil Telecom) carry out their activities in accordance with the provisions of this Agreement.

(b) Any of the Major Shareholders may call a Prior Meeting Among Major Shareholders to make resolutions on matters that are within the powers of the Company’s or any of the Portfolio Companies’ executive board (except for Brasil Telecom Participações and Brasil Telecom). The Shareholders shall ensure that the officers composing the executive board of the Company and of the Portfolio Companies (except for Brasil Telecom Participações and Brasil Telecom) comply with the resolutions made by the Major Shareholders in Prior Meetings Among Major Shareholders, including the Prior Meetings Among Major Shareholders prior to the executive board’s meetings, when they take place.

Section 3.06. Execution of Statement of Commitment (Termo de Compromisso). The Shareholders undertake to cause each of the persons indicated by them to the Company’s or to the Portfolio Companies’ board of directors or executive board (except for the members of the executive board of Brasil Telecom Participações and Brasil Telecom) to execute a statement through which he/she undertakes to observe and to comply with the provisions of this Agreement and the resolutions made by the Shareholders in the Prior Meetings Among Major Shareholders with respect to the Company and the Portfolio Companies.

Section 3.07. Decision by Consensus in Prior Meeting Among Major Shareholders. (a) Any and all corporate resolutions to be made in the Company’s or in the Portfolio Companies’ [shareholders’] general meetings or meetings of the board of directors shall be preceded by a prior meeting (the “Prior Meeting Among Major Shareholders”) in which the Major Shareholders shall make a decision by consensus and unanimity with regard to the matter under analysis, including with regard to any Relevant Matter, as defined in Section 3.12 below, regardless of whether such Relevant Matter lies within the powers of the executive board, the board of directors or the general meeting of the Company or of the Portfolio Companies.

(b) If any Major Shareholder abstains from voting any matters of the day’s agenda of the Prior Meeting Among Major Shareholders, the decision about the matter by consensus shall fall on the other Major Shareholders present at the meeting. In case there is only one Major Shareholder present, its vote shall prevail for the purposes of this Section 3.07.

(c) The exercise of the right to vote in block of the Pension Funds in the Prior Meeting Among Major Shareholders is regulated in the Vote Agreement.

Section 3.08. Vote in Block Bound to the Resolutions Made in Prior Meeting Among Major Shareholders. (a) The Shareholders, the Shareholders’, the Company’s and the Portfolio Companies’ representatives in shareholders’ general meetings of the Company and of the Portfolio Companies, the members of the boards of directors and of the executive boards of the Company and of the Portfolio Companies (except for the members of the executive board of Brasil Telecom Participações and Brasil Telecom), the representatives of the Portfolio Companies and the other managers and representatives of the Shareholders before the Company and the Portfolio Companies, shall necessarily vote in block and in accordance with the resolutions made in Prior Meeting Among Major Shareholders, so as to comply with the provisions of this Agreement.

(b) The officers and members of the board of directors of the Company or of the Portfolio Companies elected by indication of the Shareholders or of the Company shall seek to cause the management bodies of which they are members to decide in accordance with the resolutions of the Shareholders in Prior Meeting Among Major Shareholders.

(c) The Company’s and the Portfolio Companies’ officers and members of the board of directors (except for the members of the executive board of Brasil Telecom Participações and Brasil Telecom) shall not take any measure that is inconsistent with or contradictory to the resolutions made in Prior Meeting Among Major Shareholders.

Section 3.09. Controversial or Non-Decided Matters. (a) In case the Major Shareholders (i) do not decide to definitely approve or reject by consensus any matter submitted to the Prior Meeting Among Major Shareholders (a “Controversial Matter”), or (ii) do not validly hold or conclude a Prior Meeting Among Shareholders to make a resolution by consensus on any matter that requires a Prior Meeting Among Major Shareholders in accordance with the present Agreement (a “Non-Decided Matter”), the representatives of the Shareholders, of the Company and of the Portfolio Companies in general shareholders’ meetings of the Company and of the Portfolio Companies, and the officers and members of the board of directors of the Company and of the Portfolio Companies shall remove such Controversial Matter or Non-Decided Matter from the agenda and shall suspend the shareholders’ general meeting, meeting of the executive board or meeting of the board of directors that should analyze such Controversial Matter or Non-Decided Matter, or if is it not possible to suspend the shareholders’ general meeting, meeting of the executive board or meeting of the board of directors, they shall vote in the shareholders’ general meeting, meeting of the executive or meeting of the board of directors in order to reject any decision or resolution on the Controversial Matter or Non-Decided Matter. In the event that the Controversial Matter or the Non-Decided Matter lies within the powers of the executive board, then the executive board shall abstain from taking any decision that has not been previously approved in Prior Meeting Among Major Shareholders in accordance with the present Agreement.

(b) Within five (5) days after the holding of a Prior Meeting Among Major Shareholders in which any Controversial Matter has arisen, high-rank representatives of each Major Shareholder shall meet to initiate good faith negotiations with the objective of amicably resolving the disagreement about the Controversial Matter. In case the dissension on the Controversial Matter persists, the Shareholders shall reject the Controversial Matter, or, if there is a legal obligation of making a resolution on the Controversial Matter, the Shareholders shall submit the Controversial Matter to the arbitration procedure for resolution by equity.

Section 3.10. Procedures for Prior Meetings. (a) the Prior Meetings shall be called by any Major Shareholder through written notice given to the other Major Shareholders, necessarily with a copy to the other Shareholders, at least five (5) days before the date and time proposed for the holding of the Prior Meeting Among Major Shareholders, and subject to the procedures described below.

(b) The Prior Meeting Among Major Shareholders shall take place at least two (2) business days before the date expected for the holding of the shareholders’ general meeting, meeting of the board of directors, or meeting of the executive board in which the matter is to be analyzed. The presence of all the Major Shareholders shall validate any Prior Meeting Among Major Shareholders held in a term shorter than the two Business Day prior term established in this Section 3.10. (b), except if any Major Shareholder is present and claims the observance of such two Business Day prior term. The absence of any of the Major Shareholders shall not invalidate the Prior Meeting Among Major Shareholders duly called.

(c) In case the meeting of the board of directors or meeting of the executive board is called in a matter of urgency, the two Business Day prior term may be reduced to the longest possible prior term, no shorter than five (5) hours before the meeting of the board of directors or of the executive board.

(d) The Prior Meeting Among Major Shareholders shall take place at the Company’s headquarters or, alternatively, in another place that is indicated in the call notice for the Prior Meeting Among Major Shareholders, on the condition that the other Major Shareholders do not raise any objection against such alternative place. If any of the Major Shareholders raises an objection against the alternative place indicated in the call notice, the call notice shall be rendered ineffective, provided that a new call for the Prior Meeting Among Major Shareholders being shall be made so that it is held within two (2) Business Days, at the Company’s headquarters .

(e) The Shareholders shall receive, together with the notice provided for in letter (a) above, the day’s agenda for the Prior Meeting Among Major Shareholders (that shall encompass, at least, all of the matters included in the day’s agenda of the relevant corporate resolution) and the necessary documents for the resolutions to be made on the matter to be analyzed.

(f) Minutes of the Prior Meetings shall be drafted in summary form, pursuant to the first paragraph of article 130 of the Corporations Law. From the minutes of the Prior Meeting Among Major Shareholders, it shall be derived the vote instruction that shall be binding on all the Shareholders, the representatives in the Company’s and the Portfolio Companies’ shareholders’ general meetings, the members of the boards of directors and the officers of the Company and of the Portfolio Companies (except for the members of the executive board of Brasil Telecom Participações and Brasil Telecom) elected by indication of the Shareholders, of the Company or of the Portfolio Companies, the representatives of the Shareholders, of the Company and of the [Portfolio] Companies in prior meetings under any Parallel Shareholders’ Agreements of the Company and of the Portfolio Companies and the other managers and representatives of the Shareholders before the Company and the Portfolio Companies.

(g) The Major Shareholders and their representatives in any Prior Meeting Among Major Shareholders, as well as the Shareholders and their representatives in the meetings of the board of directors and in the meetings of the executive board of the Company or of the Portfolio Companies (except for the meetings of the executive board of Brasil Telecom Participações and Brasil Telecom), may be accompanied by attorneys and consultants, unless otherwise provided by law or in the case of expressly confidential matter, at the discretion of the President of the Prior Meeting Among Major Shareholders.

(h) The Major Shareholders shall alternate between themselves for the indication of the president and of the secretary of each Prior Meeting Among Major Shareholders.

Section 3.11. Presence of Shareholders; Absence of Shareholders. All the Shareholders may participate in the Prior Meetings Among the Major Shareholders, without prejudice to the provisions of Section 3.10. (g) above. The absence of any Major Shareholder from the Prior Meeting Among Major Shareholders regularly called to deal with a certain matter shall not prevent the institution of the Prior Meeting Among Shareholders and the resolution on the matters included in the day’s agenda, as long as there is only one Major Shareholder present.

Section 3.12. Relevant Matters. The following matters shall depend on the Major Shareholders’ approval by consensus and unanimity in Prior Meeting Among Major Shareholders, notwithstanding there existing no legal provisions or bylaws’ provisions requiring the approval of those matters by shareholders’ general meeting or by board of directors’ meeting (without prejudice to the requirement of prior approval in Prior Meeting Among Major Shareholder of any other resolutions to be made at the shareholders’ general meetings and in the meetings of the board of directors of the Company and the Portfolio Companies by virtue of legal provisions or bylaws’ provisions):

i. the admission of the Company (or the Portfolio Company, as the case may be) to stock exchanges or to similar trading systems in Brazil and abroad;
ii. the Company’s annual budget (or the Portfolio Company’s, as the case may be), the goals plan and business strategies projected for the budget term and, the complementary social security (pension funds) policy;
iii. any business or transaction between, on one side, the Company (or the Portfolio Company, as the case may be) and, on the other side, its shareholder, controlling persons, controlled persons, Affiliates or associated persons of a shareholder;
iv. granting third parties fide-jussio guaranty or real security that exceed one per cent (1%) of the Company’s (or the Portfolio Company’s, as the case may be) shareholders’ equity ;
v. trading with shares issued by the Company (or the Portfolio Company, as the case may be) for the purpose of cancellation or of maintenance in treasury and their respective sale;
vi. acquisition of assets destined to permanent assets or sale of or constitution of liens on assets that compose the permanent assets, provided that the value of the assets is greater than one per cent (1%) of the Company’s (or the Portfolio Company’s, as the case may be) shareholders’ equity;
vii. waiver of Company’s (or the Portfolio Company’s, as the case may be) rights;
viii. acquisition or sale of interests in other companies or formation of syndicate or joint venture by the Company (or Portfolio Company, as the case may be);

ix. execution of agreements by the Company (or Portfolio Company, as the case may be) of any nature, in an amount greater than fifty five million reais (R$ 55,000,000.00) and/or with term is longer than twelve (12) months;
x. execution, amendment, suspension, termination, rescission, or any other form of dissolution of a shareholders’ agreement, trust, or any kind of fiduciary deal that the Company (or the Portfolio Company, as the case may be) is a party to or the waiver of rights deriving therefrom;
xi. definition of the technological standard of Company’s (or the Portfolio Company’s, as the case may be) telecommunications networks;
xii. definition of Company’s (or the Portfolio Company’s, as the case may be) policies in connection with hiring and compensation of managers; and
xiii. appointment, replacement or removal of members of any board bodies and the filling of any management position in pension funds sponsored by the Company or by the Portfolio Companies.

Section 3.13. Invalidity of Vote in Disagreement. (a) any Shareholder or member of the board of directors or of the executive board may request to the president of the shareholders’ general meeting, the meeting of the board of directors or the meeting of the executive board of the Company or of the Portfolio Companies to declare the invalidity of the vote cast in disagreement with the established in Prior Meeting Among Major Shareholders or in disagreement with this Agreement, pursuant to the provisions of article 118 of the Corporations Law, without prejudice to the legal duty of the president of the shareholders’ general meeting, the meeting of the board of directors, and the meeting of the executive board of the Company or the Portfolio Companies of acting ex officio to disregard the vote cast in violation to the present Agreement.

(b) Any Major Shareholder may request to the President of the Prior Meeting Among Major Shareholders to declare the invalidity of the vote cast by any of the Pension Funds in disagreement with the established in the vote agreement, pursuant to article 118 of the Corporations Law, without prejudice to the President of the Prior Meeting Among Major Shareholders’ legal duty of acting ex officio.

Section 3.14. Absence or Abstention. The absence from the general meeting or from the meetings of the Company’s or the Portfolio Companies’ management bodies, as well as the abstentions from voting, of any Shareholder or of the board of directors’ and executive board’s members elected or indicated, directly or indirectly, by the Shareholder pursuant to this Agreement, grant the other Shareholder the right to vote with the Shares owned by the absent or abstaining Shareholder and, in the case of member of the management bodies, through the manager elected or indicated directly or indirectly with the votes of the harmed Shareholder, pursuant to article 118 of the Corporations Law.

Section 3.15. Mandate. For the purposes of article 118 of the Corporations Law, each Shareholder grants the other Shareholders irrevocable mandate, pursuant to article 684 of the Civil Code, whose term shall coincide with this Agreement’s term, for the exercise of the Binding Shares’ voting rights, in any Company’s or Portfolio Companies’ shareholders’ general meetings, with the exclusive objective of complying with the vote instruction resulting from the Prior Meeting Among Major Shareholders, if any of the Shareholder is absent or abstains from voting, or if the President of the general meeting disregards the vote cast in disagreement with the established in the Prior Meeting Among Major Shareholders or in disagreement with this Agreement.

SECTION FOUR
BOARD OF DIRECTORS AND EXECUTIVE BOARD

Section 4.01. Composition of the Board of Directors. Regardless of the number of individuals that each Shareholder is entitled to elect for the board of directors of the Company or of any of the Portfolio Companies through the exercise of the voting right granted by the Bound Shares, the Shareholders (i) Offshore Fund and its assignees, while remaining as Major Shareholders, shall indicate one third (1/3) of members of the board of directors, (ii) IIFIP and its assignees, while remaining as Major Shareholders, shall indicate one third (1/3) of members of the board of directors, and (iii) the Pension Funds shall indicate, altogether, while remaining as Major Shareholders, one third (1/3) of members of the board of directors, that:

(a) as far as the Company is concerned, the Shareholders would be entitled to elect, casting their votes in block; and
(b) as far as the Portfolio Companies are concerned, the Shareholders, the Company and the other Portfolio Companies would be entitled to elect, individually or jointly.

Section 4.02. Increase in the Number of Members of the Board of Directors, Indivisible Number of Members to be Elected. If it is necessary in order to ensure that the Offshore Fund, IIFIP and the Pension Funds may indicate the proportion they are entitled to indicate pursuant to Section 4.01. above, of the board of directors’ members elected by the Shareholders, by the Company or by the Portfolio Companies, individually or jointly, the number of members of the board of directors shall be increased so as to allow for such indication by the Offshore Fund, IIFIP and the Pension Funds. If it is not possible to increase the number of members of the board and to allow for the election of the representatives of the Offshore Fund, IIFIP and the Pension Funds in the proportion established in Section 4.01 above for the referred board, the Offshore Fund, IIFIP and the Pension Funds shall alternate their indications so as to, at each election of board’s members, the Major Shareholder that indicates the chairman of the referred board shall have one less representative than the other Major Shareholder, subject to the provisions of Section 4.03. below.

Section 4.03. Board’s Chairman and Vice-chairman and the President of the General Meeting. (a) The Major Shareholders shall alternate between themselves in the indication of the chairman and vice-chairman of the Company’s and the Portfolio Companies’ boards of directors, to be made in every ordinary general meeting. After any Assignment of the Shares of the Offshore Fund, IIFIP or the Pension Funds, while remaining as Major Shareholder, shall then have the right to elect the chairman of the Company’s and the Portfolio Company’s board of directors, alternating between themselves, and the Offshore Fund’s assignee, while remaining as Major Shareholder, shall then have the right to elect the vice-chairman of the Company’s and the Portfolio Companies’ board of directors. If the IIFIP loses its status of Major Shareholder, the Offshore Fund and the Pension Funds, while remaining as Major Shareholders, shall then have the right to elect the chairman of the Company’s and the Portfolio Companies’ board of directors, alternating between themselves, and the other Major Shareholders shall have the right to elect the vice-chairman of the Company’s and the Portfolio Companies’ board of directors.

(b) The president of any shareholders’ general meeting of the Company or of the Portfolio Companies shall be the chairman of the Company’s or of such Portfolio Company’s board of directors, or shall be indicated by the representative of the Shareholder that has elected the Chairman of the Company’s or such Portfolio Company’s board, unless otherwise provided for by the bylaws of the Company or of the Portfolio Companies. The Shareholders shall make their best efforts in order to amend any bylaws of the Company or of the Portfolio Companies that provides otherwise with respect to the election of the president of the shareholders’ general meeting, in order to designate the chairman of the board of directors as the president of the shareholders’ general meeting.

Section 4.04. Fiduciary Assignment of Shares to the Members of the Board of Directors. (a) The shares owned by each member of the Company’s and the Portfolio Companies’ board of directors shall be assigned in fiduciary deal by the Shareholders, by the Company, or by the Portfolio Companies to the respective members they indicate. The Shareholders commit themselves to enter into a fiduciary deal instrument and to cause a fiduciary deal instrument to be entered into with the board members, through which the latter shall have the obligation of: (i) holding the shares exclusively for the exercise of such duty; (ii) exercising the voting rights in compliance with the obligations of the Shareholders provided for in this Agreement; and (iii) immediately after the end of their respective offices, assigning their shares to the Shareholder that has indicated them.

(b) Each member of the Company’s board of directors that receives or intends to receive Shares through a fiduciary deal pursuant to this Section 4.04. shall be deemed a Permitted Assignee for the purposes of Section 6.01. below.

Section 4.05. Removal of Board Members and Officers. (a) Any Shareholder may request (the “Requesting Shareholder”), through written notice, the removal of a member of the Company’s or of the Portfolio Companies’ board of directors that has been elected by indication of the Requesting Shareholder, at any time and at the sole discretion of the Requesting Shareholder, and the other Shareholders undertake to (i) effect the removal of the board member indicated by the Requesting Shareholder within thirty (30) days counted as of the date of receipt of the notice given by the Requesting Shareholder, and (ii) replace the removed board member with another individual indicated by the Requesting Shareholder through notice given before the Prior Meeting Among Major Shareholders that is called to elect the substitute for the removed board member. If the removal of the board member indicated by the Requesting Shareholder results in the removal of all the members of the board of directors pursuant to the provisions of article 141, third paragraph, of the Corporations Law, the Shareholders shall call a shareholders’ general meeting to elect new board members.

(b) Any Requesting Shareholder may request through written notice the removal of any member of the Company’s or the Portfolio Companies’ board of directors, at any time, on the condition that the Requesting Shareholder shows Just Cause for such removal and the other Shareholders undertake to (a) effect the removal of the board member specified by the Requesting Shareholder within thirty (30) days counted as of the date of receipt of the well-grounded notice given by the Requesting Shareholder, and (ii) replace the referred board member with another individual indicated by the Shareholder that had indicated the member of the board of directors that must be replaced, through notice given before the Prior Meeting Among Major Shareholders that is called to elect the substitute for the removed member.

(c) Any Requesting Shareholder may request through written notice the removal of a member of the Company’s or the Portfolio Companies’ executive board, on the condition that the Requesting Shareholder shows Just Cause for such removal, and the other Shareholders undertake to effect the removal of the member of the executive board and to replace the removed member of the executive board with another individual chosen by consensus among the Major Shareholders.

Section 4.07. Professional Management. The Shareholders agree that the executive board of Brasil Telecom Participações and of the Portfolio Companies controlled by Brasil Telecom Participações shall be composed by managers not related to the Shareholders, of unimpeachable reputation and of recognized professional experience, except with the consent of all the Shareholders, and that the Portfolio Companies shall be managed in order to maximize the value of the Shareholders’ investments.

SECTION FIVE
COMPOSITION OF THE FISCAL COUNCIL

Section 5.01. Vote Agreement for the Abstention from Request of Institution of the Fiscal Council. The Shareholders commit to abstain from requesting the institution of a fiscal council in the Company and in the Portfolio Companies, except for Brasil Telecom Participações and Brasil Telecom S.A..

Section 5.02. Composition of the Fiscal Council. In case the institution of the fiscal council in the Company or in any of the Portfolio Companies is validly requested by any third party, regardless of the number of individuals that each Shareholder is entitled to elect to the fiscal council of the Company or of such Portfolio Company, the Shareholders agree that each of the Major Shareholders, understood as (i) the Pension Funds, altogether, (ii) the Offshore Fund and its assignees, and (iii) IIFIP and its assignees, shall indicate one third (1/3)of the number of members of the fiscal council that the Shareholders, the Company or the Portfolio Companies, individually or jointly, would be entitled to elect.

Section 5.03. Increase in the Number of Members of the Fiscal Council, Indivisible Number of Members to be Elected. If it is necessary in order to ensure that each Major Shareholder may indicate the proportion it is entitled to indicate pursuant to Section 5.02. above, of the fiscal council’s members elected by the Shareholders or by the Company, individually or jointly, the number of members of the fiscal council shall be increased so as to allow for such indication by each Major Shareholder, subject to the provisions of the Corporations Law related to the election of members of the fiscal council by minority and preferred shareholders. If it is not possible to increase the number of members of the board and to allow for the election of the representatives of the Offshore Fund and its assignees, of IIFIP and its assignees and of the Pension Funds altogether, in the proportion established in Section 5.02 above for the referred board, the Offshore Fund and its assignees, IIFIP and its assignees, and the Pension Funds altogether, shall alternate their indications so as to, at each election of board’s members, a distinct Major Shareholder has a greater number of representatives than the other Major Shareholder.

SECTION SIX
TAG-ALONG RIGHT AND RIGHT OF FIRST REFUSAL

Section 6.01. Right of First Refusal. (a) Any Shareholder willing to Transfer, directly or indirectly, in any way, its Shares (the “Offering Shareholder”) to a Person that is not a Permitted Assignee of the Offering Shareholder (the “Potential Purchaser”) may only transfer its Shares after the other Shareholders are given the opportunity for the exercise of the right of first refusal for the acquisition of all and not less than all the Offered Shares and the Tag-Along Shares, as defined below, in the same conditions indicated in the Offer Notice, subject to the observance, for that purpose, of the procedures described in this Section Six and the provisions of the Tag- Along Agreement, as applicable.

(b) No Shareholder may directly or indirectly Transfer its Shares to any Person that is an Affiliate of the Shareholder, except if such Affiliate also qualifies as a Shareholder’s Permitted Assignee.

Section 6.02. Offer Notice. (a) The Offering Shareholder willing to Transfer, in any way, its Shares (“Offered Shares”), shall previously notify in writing (the “Offer Notice”) the other Shareholders (each of them, the “Offered Shareholder”), specifying the following:

(i) the number, class and type of the Offered Shares, which shall compulsorily represent the totality of the Shares held by such Shareholder and by its Permitted Assignees;

(ii) the terms, the price and the other conditions, including the payment condition, that must necessarily be made in cash or, subject to the provisions of this Agreement, in shares traded in the stock exchange whose daily average traded volume during the immediately preceding ninety-day period has exceeded one hundred million Reais (R$ 100,000,000.00) (“Liquid Shares”);

(iii) the complete identification data of the Potential Purchaser, its main activity and, if it is a legal entity or any company or investment fund, the composition of its capital and the information pertaining to the guaranties of payment of the price of the Offered Shares; and

(iv) copy of the proposal made by the Potential Purchaser to the Offering Shareholder, which must contain its unconditional and irrevocable commitment to (i) acquire the Shares and the shares issued by any of the Portfolio Companies held by any of the parties to the Tag-Along Agreement that exercise their tag-along rights (“Tag-Along Shares”), and (ii) to adhere to this Agreement, pursuant to Section 6.9 below, undertaking to fully comply with it.

(b) If one or more Offering Shareholders wish to transfer its/their respective Offered Shares in a single block to the same Potential Purchaser, such Offering Shareholders may give one single Offer Notice with regard to the joint transfer, and the right of first refusal may only be exercised with respect to the aggregate of the Offered Shares of both Offering Shareholders.

Section 6.03. Firm Proposal. The Offer Notice shall constitute a firm proposal of sale by the Offering Shareholder of the Offered Shares addressed to the Offered Shareholders under the conditions offered by the Potential Purchaser.

Section 6.04. Exercise of the Right of First Refusal. (a) Any Offered Shareholder willing to exercise its right of first refusal shall notify the Offering Shareholder and the other Shareholders within thirty (30) days as of the receipt of the Offer Notice. The right of first refusal may only be exercised for the acquisition of all, and not less than all, the Offered Shares and the Tag-Along Shares.

(b) In case more than one Offered Shareholder exercise their right of first refusal, each Offered Shareholder that has exercised its right of first refusal shall have the right to acquire the portion of the Offered Shares and Tag-Along Shares that is proportional to the interest held by the Offered Shareholder with respect to the shares issued by the Company.

(c) In case the Potential Purchaser is a Shareholder and any of the Offered Shareholders exercise their right of first refusal, the Potential Purchaser and each Offered Shareholder that has exercised its right of first refusal shall have the right to acquire a portion of the Offered Shares and Tag-Along Shares that is proportional to the interest held by the Potential Purchaser and by each Offered Shareholder that has exercised its right of first refusal, with respect to the shares issued by the Company.

(d) If the Offer Notice contemplates the payment in Liquid Shares by the Potential Purchaser, the price owed to the Offering Shareholder for the purpose of the exercise of the right of first refusal with respect to the Offered Shares shall be determined based on the weighted average price of the Liquid Shares in the last ninety trading sections in the stock exchange in which there has been the greatest traded volume of the Liquid Shares during this same period, prior to the date of the Offer Notice. The Offered Shareholders that exercise the right of first refusal for the acquisition of the Offered Shares shall pay in cash the price owed to the Offering Shareholder, under the same conditions provided for in the Offer Notice.

Section 6.05. Financial Settlement of the Right of First Refusal. (a) Once the right of first refusal is exercised, the sale of the Offered Shares shall be accomplished within thirty (30) days after the end of the term for the exercise of the right of first refusal provided for in Section 6.04(c) . above.

(b) On the date the sale of the Offered Shares is effected:

(i) each Offered Shareholder that has exercised the right of first refusal shall pay the price for the Offered Shares and for the Tag-Along Shares upon the delivery by the Offering Shareholder of a proper transfer instrument, and upon the registration of the transfer of the Offered Shares and of the Tag-Along Shares; and

(ii) the Offering Shareholder and the Offered Shareholders that have exercised the tag-along right, pursuant to the Tag-Along Agreement, shall deliver to each Offered Shareholder that has exercised the right of first refusal a valid document guaranteeing that the Offered Shares and the Tag-Along Shares are owned by such Person and are free and clear of any onus, except for this Agreement, the Vote Agreement of Brasil Telecom Participações and the Tag-Along Agreement, and that the transfer of the Offered Shares and of the Tag-Along Shares shall be valid and effective; and

(iii) the Potential Purchaser and the Offered Shareholders that have exercised the right of first refusal shall acquire the Offered Shares and the Tag-Along Shares in the proportions set forth in Section 6.04(b) .

Section 6.06. Implicit Waiver. Should the Offered Shareholder fail to pronounce itself with respect to the offer contained in the Offer Notice within the deadlines established above, that shall be deemed a waiver to the exercise of the right of first refusal, Section 9.08 below not being applicable.

Section 6.07. Financial Settlement of Sale to Third Party. Should the Offered Shareholders waive the right of first refusal pursuant to the provisions of Section 6.06 above, or fail to comply with the deadlines, prices and payment conditions agreed upon pursuant to this Section Six, the Offering Shareholder may sell to the Potential Purchaser the totality of the Offered Shares, plus the Tag-Along Shares, as long as: (a) such transfer of Offered Shares takes place within the maximum term of ninety (90) days counted as of the last day on which the Offered Shareholder could exercise the right of first refusal set forth in this Section Six; and (b) the transaction is carried out in full compliance with the conditions, including payment and price conditions, contained in the Offer Notice, subject to the Tag-Along Agreement. Once the aforementioned ninety-day term ends without the transaction being definitively contracted with the Potential Purchaser, the Offering Shareholder shall renew the offer to the Offered Shareholders, if it still wishes to Transfer its Shares.

Section 6.08. Different Terms and Conditions. The Offering Shareholder may not Transfer its Shares to the Potential Purchaser at a price and under conditions different from those previously agreed upon and contained in the Offer Notice. Any change to the sale conditions indicated in the proposal of the Potential Purchaser, or the expiration of the term without the sale to the Potential Purchaser being completed, shall be deemed a new and different transfer, which may only be contracted after a new Offer Notice to the other Shareholders, pursuant to the terms of this Section Six, so that they may exercise their right of first refusal.

Section 6.09. Adhesion of the Third Party Purchaser. If the Offering Shareholder transfers the Offered Shares to the Potential Purchaser pursuant to the terms of this Section Six, such Shares shall remain bound to this Agreement, the transfer of the Offered Shares to the Potential Purchaser being conditional on its unconditional adhesion to this Agreement, on an irrevocable basis, pursuant to the terms of Section 9.04 below.

Section 6.10. Void Transfer in Violation. Any direct or indirect transfer of Shares or of Subscription Rights effected in violation of the provisions of this Agreement or the Tag-Along Agreement shall be null and void with respect to the Company, to the other Shareholders and to third parties, and shall not be registered in the Company’s books. The Shareholder that effects any transfer of Shares or of Subscription Rights in violation of the terms and conditions of this Agreement shall also be held liable for indemnifying the other Shareholders for any and all losses, costs or expenses resulting from the intended transfer. Any Person acquiring the Shares or the Subscription Rights in violation of the provisions of this Agreement shall have no voting right in Prior Meetings Among Major Shareholders and shall be obligated to vote in the Company’s and Portfolio Companies’ corporate resolutions and meetings prior to the corporate resolutions in accordance with the provisions of this Agreement and with the resolutions made in Prior Meeting Among Major Shareholders.

Section 6.11. Prohibition to Transfer and to Create Lien. The Shares and the Subscription Rights shall not be Transferred, sold, transmitted, assigned, burdened, be subject to lien, given as payment, contributed to the capital of another company, donated, swapped, given as usufruct, be subject to fidei-commissum or transferred under any title, or promised to be sold, burdened, given as payment, contributed to the capital of another company, donated, swapped, given as usufruct, in fidei-commissum or transferred under any title for so long as this Agreement is in force, directly or indirectly, without the compliance with the provisions of this section, any legal transaction that violates this provision being null and void, and the managers of the Company shall refuse to register it in the corresponding corporate books, on penalty of his/her personal liability, the maintenance of the binding of such Shares or Subscription Rights to this Agreement being a condition for the validity and effectiveness of any transfer of those Shares or Subscription Rights.

Section 6.12. Indirect Transfers. In case of direct or indirect separation of the Shares of a Shareholder in a new company or investment fund (the “New Shareholder”) in such a way that this investment becomes the sole, the main, the preponderant or the most relevant investment of such New Shareholder, the direct or indirect transfer of the control of such New Shareholder, whether through sale or indirect transfer, including through contribution to the capital of another company, consolidation, reverse stock split, merger or spin-off, or any other similar transaction, shall be treated as a sale of the Shares held by the New Shareholder at the price established for the purchase of the control of the New Shareholder and shall be subject to the provisions of this Agreement. In this case, on penalty of the provisions of Sections 6.10 and 6.11 above, an opportunity for the exercise of the right of first refusal of the other Shareholders with respect to the Shares shall be ensured, except in the case of transfer to a Permitted Assignee of the original Shareholder. The New Shareholder shall prove, with sufficient documents and data, the offer price for the indirect transfer of the Shares and its method of assessment, including, among other data, all the information relating to the verification of the evaluation of the Company implicit in the value offered for the shares issued by the New Shareholder. IEIL, as the sole limited partner of the Offshore Fund, undertakes to comply with the provisions of this Section 6.12, not undertaking any other obligations under this Agreement. The situation provided for in this Section 6.12 does not apply to the transfer of IIFIP quotas among its quotaholders.

Section 6.13. Subscription Rights and Treasury Shares. The provisions of this Section Six shall also apply to the transfer of Subscription Rights by any of the Shareholders or to the sale of treasury Shares by the Company.

Section 6.14. Sale and Purchase Agreement of Shares issued by the Company. The Shareholders represent to have entered into, on the date hereof, with Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”), in the capacity of commission agent (comissário), and Telemar Norte Leste S.A. (“Telemar”), in the capacity of principal (comitente) and guarantor of the obligations of the commission agent (comissário), and other shareholders of the Company that are not party to this Agreement, a sale and purchase agreement of the totality of the shares issued by the Company (“Sale and Purchase Agreement”), which shall only be concluded if and when the conditions provided for therein are fulfilled. As a consequence, notwithstanding the provisions of this Section, the Shareholders irrevocably undertake, for the whole period in which the Sale and Purchase Agreement is in force, not to Transfer their Shares to any third party that is not a purchasing party in the Sale and Purchase Agreement.

SECTION SEVEN
TERM AND TRANSITORY PROVISIONS

Section 7.01. Term and Transitory Provisions. This Agreement shall be in force on the date hereof and shall be in force until the first to occur between (i) the lapse of a twelve-year (12) period counted as of the date of execution of this Agreement; or (ii) the date of the effective transfer of the totality of the Bound Shares to any purchasing party in the Sale and Purchase Agreement.

7.02. The Bound Shares that are effectively transferred to Credit Suisse or to Telemar, as the case may be, or otherwise sold pursuant to the Shares Sale and Purchase Agreement, shall be automatically unbound from this Agreement.

7.03. If, after the transfer of shares representing at least 60% of the voting caiptal stock and total capital stock of the Company to Credit Suisse or to Telemar, as the case may be, has been implemented, there is an Impediment (as defined in the Shares Sale and Purchase Agreement) to the transfer of any of the Bound Shares to Telemar or to Credit Suisse, the provisions in connection with the exercise of the voting right provided for in Sections Three, Four and Five of this Agreement shall have its effectiveness suspended until the date on which all the Bound Shares are effectively transferred to Telemar and this Agreement is fully terminated pursuant to Section 7.01 above.

SECTION EIGHT
REPRESENTATIONS AND WARRANTIES

Section 8.01. Representations and Warranties. Each Shareholder, individually and not jointly, represents and warrants to the other Shareholders that:

(a) It is duly organized and validly existing under the laws of the country or state where it was incorporated;

(b) It is authorized by all the corporate authorizations, internal or governmental, necessary to validly enter into this Agreement and to undertake and comply with the obligations provided for in this Agreement;

(c) The execution of this Agreement and the undertaking of and compliance with the obligations set forth in this Agreement do not constitute and shall not constitute a violation, infringement, event of default or other form of default, and shall not result in the creation of any lien or in the imposition of any penalty, under any agreement, document, commitment, shareholders’ or quotaholders’ agreement, articles of incorporation, bylaws, articles of association or other corporate documents, regulation, order, decision, decree, law, authorization, permission or concession, of which such Shareholder is a contracting party or that sets forth obligations, penalties or limitations to such Shareholder;

(d) It is the owner of its Shares, that are free and clear of any liens; and

(e) This Agreement constitutes legal, valid, effective and binding obligations, and the compliance with this Agreement may be required from the Shareholder, in accordance with its terms.

SECTION NINE
MISCELLANEOUS

Section 9.01. Successors. This Agreement is entered into on an irrevocable basis, obliging the Shareholders and theirs respective heirs, successors and assignees under any title to comply with this Agreement as established herein. The rights and obligations of the Shareholders (including the right of first refusal for the acquisition of the Shares and the tag-along right) may not be transferred or assigned in whole or in part, except if specifically provided for in this Agreement or with the prior written consent of the other Shareholders.

Section 9.02. Notices. (a) All the notices, warnings or communications required, allowed or contemplated pursuant to this Agreement, to be given by any of the Shareholders to the others, shall be in writing and sent to the addresses indicated in item (b) below or to the addresses that any of the parties may indicate in writing to the others through a notice given pursuant to this Agreement, and delivered in person or by certified mail (with return receipt or equivalent), or by facsimile or telegram with confirmed receipt, or through judicial or notary office means. Any notice, warning or communication delivered through any other way but for the judicial or notary office means shall be deemed immediately received in the case of delivery in person, shall be deemed received forty-eight (48) hours after its mailing, in the case of facsimile, electronic mail or telegram, and shall be deemed received five (5) days after its mailing in the case of certified mail. Any Offer Notice shall be made through certified mail (with return receipt or equivalent) or through judicial or notary office means.

(b) The Shareholders and the Consenting Intervenient Party shall receive notices at the addresses indicated below:

To the Offshore Fund:

731 Lexington Avenue, 21st floor
New York City, State of New York
10022
United States of America
Att.: Mr. Paulo Piratiny Abbot Caldeira
Fax: +1-212-793-2799

Copy to:

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados
Al. Joaquim Eugênio de Lima, 447
São Paulo, SP – 01403-001
Brasil
Att.: Mr. Sergio Spinelli Silva Jr., Mr. Daniel Calhman de Miranda and Mr. Kevin Micahael
Altit
Fax: +55-11-3147-7700 / +55-21-2262-6675

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York – NY 1006
Att.: Mr. Jeffrey Lewis and Mr. Duane McLaughlin
Fax: +1-212-225-3999

To Priv FIA and Tele FIA:

Citigroup Venture Capital International Brazil, LP
731 Lexington Avenue, 21st floor
New York City, State of New York
10022
United States of America
Att.: Mr. Paulo Piratiny Abbot Caldeira
Fax: +1-212-793-2799

Copy to:

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados
Al. Joaquim Eugênio de Lima, 447
São Paulo, SP – 01403-001
Brasil
Att.: Mr. Sergio Spinelli Silva Jr., Mr. Daniel Calhman de Miranda and Mr. Kevin Micahael
Altit
Fax: +55-11-3147-7700 / +55-21-2262-6675

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York – NY 1006
Att.: Mr. Jeffrey Lewis and Mr. Duane McLaughlin
Fax: +1-212-225-3999

Mellon DTVM
Av. Presidente Wilson, 231, 11o. andar
Cidade do Rio de Janeiro, Estado do Rio de Janeiro
20030-021
Brasil
Att.: Mr. Marcelo Joly
Fax: +55-21-2510-9901

To IIFIP:

Angra Partners Gestão de Recursos e Assessoria Financeira Ltda.
Rua Lauro Muller, 116, sala 4102 (parte) Rio de Janeiro, RJ – 22290-160 Brasil
Att.: Mr. Alberto Ribeiro Guth
Fax: +55-21-2196-7201

Copy to:

Leoni Siqueira Advogados
Av. Rio Branco 138, 6° andar
Cidade do Rio de Janeiro, Estado do Rio de Janeiro
20040-002
Brasil
Atenção: Sergio Ros Brasil
Fac-símile: + 55-21-3077-3999

To Previ:

Praia de Botafogo, 501, 3° e 4° andares
Cidade do Rio de Janeiro, Estado do Rio de Janeiro
22250-040
Brasil
Att.: Mr. Equity Interest Officer
Fax: +55-21-3870-1951

Copy to:

Bocater, Camargo, Costa e Silva Advogados
Av. Rio Branco, 110, 40° andar
20040-001 Rio de Janeiro, RJ
Att.: Mr. Francisco da Costa e Silva / Mr. Flávio Martins Rodrigues
Telephone #: +55-21-3861-5800
Fax: +55-21-3861-5800

To Funcef:
Setor Comercial Norte, Quadra 02, Bloco A
Edifício Corporate Financial Center, 13° andarCidade de Brasília, Distrito Federal
70712-9000
Brasil
Att.:Mr. Demosthenes Marques
Fax: +55-61-3329-1767

Copy to:

Bocater, Camargo, Costa e Silva Advogados
Av. Rio Branco, 110, 40° andar
20040-001 Rio de Janeiro, RJ
Att.: Mr. Francisco da Costa e Silva / Mr. Flávio Martins Rodrigues
Telephone #: +55-21-3861-5800

To Petros:
Rua do Ouvidor, 98, 9o andar
Cidade do Rio de Janeiro, Estado do Rio de Janeiro
200040-030
Brasil
Att.: Mr. Malavazi Martins
Fax: +55-21-2506-0570

Copy to:

Bocater, Camargo, Costa e Silva Advogados
Av. Rio Branco, 110, 40° andar
20040-001 Rio de Janeiro, RJ
Att.: Mr. Francisco da Costa e Silva / Mr. Flávio Martins Rodrigues
Telephone #: +55-21-3861-5800

To Fundação 14:
SCN – Quadra 03 – Bloco A (Loja 01 – Térreo) - Asa Norte
Cidade de Brasília – Distrito Federal
70.713 -000
Brasil

Att.: Mrs. Lisbeth Bastos
Fax: +55-61-3305-5111

Copy to:

Bocater, Camargo, Costa e Silva Advogados
Av. Rio Branco, 110, 40° andar
20040-001 Rio de Janeiro, RJ
Att.: Mr. Francisco da Costa e Silva / Mr. Flávio Martins Rodrigues
Telephone #: +55-21-3861-5800

To Telos:

Av. Presidente Vargas, 290, 10ª andar
Cidade do Rio de Janeiro, Estado do Rio de Janeiro
20091-060
Brasil
Att.: Mrs. Andrea Morango Pittigliani
Fax: +55-21-2121-6887

To the Company:
Rua Lauro Miller, n° 116, sala 4102
Cidade do Rio de Janeiro, Estado do Rio de Janeiro
22290-160
Brasil
Att.: Kevin Michael Altit and Mariana Sarmento Meneghetti
Fax: +55-21-2196-7201

To IEIL:

731 Lexington Avenue, 21st floor
New York City, State of New York
10022
United States of America
Att.: Mr. Paulo Piratiny Abbot Caldeira
Fax: +1-212-793-2799

Copy to:

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados
Al. Joaquim Eugênio de Lima, 447
São Paulo, SP – 01403-001
Brasil
Att.: Mr. Sergio Spinelli Silva Jr., Mr. Daniel Calhman de Miranda and Mr. Kevin Micahael
Altit
Fax: +55-11-3147-7700 / +55-21-2262-6675

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York – NY 1006
Att.: Mr. Jeffrey Lewis and Mr. Duane McLaughlin
Fax: +1-212-225-3999

(c) Any changes to the data of any of the Shareholders indicated in Section 9.02(b) shall be immediately informed to the other Shareholders hereto through notice given pursuant to the terms of this Section 9.02.

Section 9.03. Registration at the Headquarters. (a) This Agreement and any subsequent amendments hereto may be filed by any of the Shareholders as per the terms and for the purposes of article 118 of the Corporations Law, at the headquarters of the Company and of the Portfolio Companies, being incumbent on them to watch over its due compliance, to refuse the registration in the corporate books and records of acts or omissions in violation of this Agreement and to immediately inform the Shareholders of any act or omission that results in a violation of this Agreement. In case of conflict between the provisions of this Agreement and of the Bylaws of the Company or of the Portfolio Companies, this Agreement shall prevail and the respective Bylaws shall be amended.

(b) For the purpose of ensuring the compliance with the obligations undertaken in this Agreement, the Shareholders agree to impose an onus on the Shares, as per the terms of articles 40 and 118 of the Corporations Law, enforceable against third parties, duly registered in the book of Registration of Nominative Shares of the Company. In the book of the Registration of Nominative Shares of the Company and in the certificates representing the Shares, if any were issued, the following text shall be written: “The Shares represented by this registration (or certificate) are subject to the Shareholders’ Agreement of the Company dated April 25, 2008, filed at the Company’s headquarters, also with regard to the transfer of or creation of liens on the Shares”.

Section 9.04. Assignments and Transfers of Bound Shares. (a) None of the Shareholders may transfer, assign, create lien on or sell, directly or indirectly, to third parties, under any title whatsoever, including through succession, any of the Bound Shares, unless, cumulatively (i) such transfer, assignment, creation of lien or sale is carried out in accordance with the provisions of this Agreement or the Tag-Along Agreement, and (ii) the assignee or the successor of such Shareholder adheres to the terms of this Agreement and undertakes the obligation of complying with it under the same conditions applicable to the assigning Shareholder.

(b) In case of liquidation of the Offshore Fund or IIFIP while this Agreement is still in force, the Shares transferred to the respective quotaholders shall remain burdened pursuant to the terms of this Agreement.

Section 9.05. Specific Performance. The obligations of the Shareholders under this Agreement are irrevocable. The Shareholders acknowledge that, in case of default and/or breach of the obligations provided for in this Agreement, any possible compensation for damages and losses shall not constitute an adequate or sufficient recovery. Therefore, without prejudice to the damages and losses that may be required and of any other relief or remedy available, any obligation referred to in this Agreement that is not complied with by any of the Shareholders may be the subject of a specific performance, through a judicial or arbitration order to supplement or replace the act, vote or measure practised, refused or omitted in violation of the provisions of this Agreement, pursuant to paragraph 3 of article 118 of the Corporations Law. For that purpose, the Shareholders acknowledge that this Agreement constitutes an extrajudicial execution instrument, pursuant to article 585, II, of the Code of Civil Procedure, for all the purposes of article 632 of the Code of Civil Procedure.

Section 9.06. Partial Nullity. In case any provision of this Agreement becomes null or ineffective or is annulled, the validity or effectiveness of the remaining provisions shall not be affected, and shall remain in full force and effect and, in such case, the Shareholders shall engage in good faith negotiations aiming at replacing the ineffective provision with another that reaches the desired purposes and effects.

Section 9.07. Changes and Amendments. (a) None of the Shareholders hereto may enter into with third parties any other document ruling the matters provided for herein without the prior written consent of each of the Shareholders hereto.

(b) No change, amendment or modification of this Agreement shall be deemed valid with respect to a Shareholder or oblige a Shareholder, unless such change, amendment or modification is made in writing and is duly signed by such Shareholder.

Section 9.08. Tolerance. If one Shareholder fails to exercise any right, power or privilege pursuant to this Agreement, or exercise it with delay, such tolerance shall not constitute a waiver, relinquishment or novation of this Agreement (except with regard to the terms and conditions for the exercise of the right of first refusal and of the tag-along right as provided for in this Agreement), nor any isolated or partial exercise of it shall prevent any other exercise or future exercise of it or the exercise of any power or privilege pursuant to this Agreement. No Shareholder shall be considered as having waived any provision of this Agreement unless such waiver is submitted in writing and signed by such Shareholder. No waiver shall be deemed a continuous waiver unless so stated in writing.

Section 9.09. Construction Rules. The references and definitions contained herein shall be construed regardless of having been written in the plural or in the singular, or of gender difference. The headings of the sections have been inserted in order to facilitate localizing of the provisions and may not be invoked to disqualify or change the content of any of the sections of this Agreement.

Section 9.10. Powers of Attorney. The Shareholders may only grant powers of attorney to third parties to represent them before the Company and/or the Portfolio Companies, in any general meetings and in any corporate acts, on the condition that such third parties vote and/or act in the manner set forth in this Agreement, and such condition must be expressly included in the power of attorney.

Section 9.11. Other Necessary Measures. Without prejudice to the provisions of Section 3.07 above, each Shareholder obliges itself to take all the necessary measures to provide the provisions of this Agreement with effectiveness and shall make its best efforts to ensure that the provisions of this Agreement and the resolutions in Prior Meetings Among Major Shareholders prevail regardless of any provisions of any other shareholders’ agreements or similar agreements that may prevent or limit the compliance of this Agreement by the Shareholders.

Section 9.14. Intervention and Consent of IEIL and the Company. IEIL, as the sole limited partner of the Offshore Fund, and the Company, intervene solely in order to consent to the provisions of this Agreement, except for the provisions of Sections 6.12 above.

SECTION TEN
ARBITRATION, GOVERNING LAW AND JURISDICTION

Section 10.01. Arbitration. Any controversy, dispute or conflict (a “Dispute”) arising out of or in connection with this Agreement or to its validity, its construction, its compliance or its execution shall be settled by arbitration in a single instance not subject to appeal. The arbitration shall be carried out in accordance with the Rules of the International Chamber of Commerce – ICC (the “Arbitral Chamber”), the arbitration institution designated to administer the arbitration, and the arbitral award to be rendered may be subject to judicial execution at the jurisdiction elected by the party that wins the arbitration.

Section 10.02. Beginning of the Arbitration. Any of the Shareholders (the “Claimant Shareholder”) may deliver a written notice to one or more of the other Shareholders (the “Respondent Shareholders”, and, together with the Claimant Shareholder, the “Shareholders in Dispute”) and to the Arbitral Chamber advising that it intends to institute an arbitration in connection with a Dispute, subject to the provisions of this Section Ten (an “Arbitration Notice”).

Section 10.03. Selection and Appointment of Arbitrators.

(a) The Dispute shall be analyzed and decided by three (3) arbitrators, each one of them being independent and impartial arbitrators (the “Arbitral Tribunal”).

(b) The Claimant Shareholder and the Respondent Shareholder shall each elect a person to act as arbitrator, within twenty (20) Business Days as of the receipt by the Respondent Shareholder of the Arbitration Notice. The two selected arbitrators shall, within ten (10) Business Days as of the acceptance of the second arbitrator, select a third arbitrator, who shall serve as chairman of the Arbitral Tribunal. In case the Arbitration Notice institutes a multilateral arbitration, in which there are more than two Shareholders in Dispute with distinct interests among each other, the three arbitrators shall be selected and appointed in accordance with the rules of the Arbitral Chamber.

(c) Should one of the parties fail to appoint an arbitrator pursuant to the provisions of Section 10.03(b) above, or if the arbitrators selected by the parties do not reach an agreement with regard to the choice of the third arbitrator, within ten (10) Business Days as of the acceptance of the second arbitrator, then such third arbitrator shall be selected and appointed pursuant to the rules of the Arbitral Chamber within fifteen (15) Business Days as of the date on which one of the parties notifies the Arbitral Chamber that such appointment is necessary. In the case of Section 10.03(b) and this Section 10.03(c), the Arbitral Tribunal shall be deemed instituted as of the acceptance by the third arbitrator of his appointment.

(d) The selected arbitrators shall be qualified in view of his/her academic education and professional background to analyze the matters in connection with the Dispute and to make a decision on the Dispute.

Section 10.04. Place and Language of the Arbitral Proceedings. The arbitration hearings shall be conducted in the Portuguese language and, if so requested by the Offshore Fund, in the English language, with simultaneous translation to both languages, and the place of arbitration shall be the City of Sao Paulo.

Section 10.05. Governing Law

(a) This Agreement shall be construed in accordance with and governed by the laws of Brazil, and the Arbitral Tribunal shall decide the Dispute in accordance with the laws of Brazil, regardless of any rule of private international law that may cause the laws of any other country or jurisdiction other than Brazil to be applicable.

(b) The arbitral proceedings shall be governed by the rules of the Arbitral Chamber, by the Arbitration Law and, when applicable, by the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards.

(c) The Arbitral Tribunal shall settle the matters that are submitted to it only according to the law, and its decision shall be grounded in the laws of Brazil. The Arbitral Tribunal shall not act as amicable mediator and shall not appeal to equity for the resolution of the Dispute submitted to it, with exclusive exception to the resolution of disputes in connection with the Controversial Matters that are submitted to the arbitral proceedings pursuant to Section 3.9 above.

Section 10.06. Arbitral Award.

(a) The arbitral award shall be rendered in writing, with versions in the Portuguese and in the English languages, and shall contain the grounds of the arbitral decision and shall be signed by all the arbitrators of the Arbitral Tribunal. In case of discrepancy between the Portuguese and the English versions of the arbitral award, the Portuguese version shall prevail.

(b) In the arbitral award, the Arbitral Tribunal shall decide as to the responsibility for the fees and expenses of the arbitral proceedings and burden of defeat as it deems reasonable, taking into consideration the circumstances of the case, the behavior of the Shareholders in Dispute during the proceedings, any deposits effected during the course of the arbitral proceedings and the result of the arbitration. Unless otherwise provided by the Arbitral Tribunal in the arbitral award, (i) each Shareholder in Dispute shall bear its own costs and expenses; and (ii) the fees and expenses of the arbitral proceedings, including the fees and expenses of the arbitrator(s) and of any experts or assistants, shall be borne in equal proportion among the Shareholders in Dispute.

Section 10.07. Omission or Refusal to Participate in the Arbitral Proceedings. The omission or refusal to participate in any stage of the arbitral proceedings, by any Shareholder in Dispute that has been duly notified, shall not prevent the continuity of the arbitral proceedings, provided that such omission or refusal shall not cause the nullity or defeasibility of the arbitral award and shall not serve as grounds to challenge its validity or enforceability.

Section 10.08. Term for the Rendering of the Arbitral Award.

(a) Upon acceptance of his/her appointment, each arbitrator shall undertake to devote the time and dedication necessary for the conduction of the arbitral proceedings and for the resolution of the Dispute within six (6) months counted as of the execution of the Mission Minutes, as established by the rules of the Arbitral Chamber, except that any arbitration by equity instituted pursuant to Section 3.9 above shall be concluded within three (3) months as of the execution of the Mission Minutes.

(b) For the purposes of Article 23 of the Arbitration Law, the arbitral award shall be rendered by the Arbitral Tribunal within the term set forth in this Section 10.08, provided that such term may be modified by written agreement between the Shareholders in Dispute and the Arbitral Tribunal or by order of the Arbitral Tribunal.

(c) The failure by the Arbitral Tribunal to comply with the term specified for the rendering of the arbitral award shall not cause the nullity or defeasibility of the arbitral award and may not serve as grounds to challenge its validity or enforceability.

Section 10.09. Preliminary Injunction and Coercive Measures.

(a) At any time before the institution of the Arbitral Tribunal, any Shareholder may claim before the competent court the granting of preliminary injunction aiming at (i) ensuring the effectiveness of the provisions of this Agreement; (ii) preserving the status quo while the solution of the Dispute is pending; (iii) preventing or suspending the making of resolutions in shareholders’ general meeting, meeting of the board of directors, meeting of the executive board or prior meeting of the Company or of the Portfolio Companies in disagreement with the provisions of this Agreement; (iv) preventing the destruction of documents and other information or things related to the Dispute; or (v) preventing the transfer, assignment, sale of or the creation of liens on the Shares, direct or indirect, in disagreement with the provisions of this Agreement; or (vi) preventing loss, value decrease or concealment of assets.

(b) The preliminary injunctions indicated above may be requested by any of the Shareholders before the competent court after the institution of the Arbitral Tribunal, as long as (i) the request is justified by the urgency of the matter, and (ii) such judicial measure is requested ad referendum of the Arbitral Tribunal pursuant to Section 10.09(e) below, so that any decision of the Arbitral Tribunal regarding such preliminary injunction prevails over the judicial measure granted after the institution of the Arbitral Tribunal.

(c) Any request of preliminary injunction submitted to the Judiciary shall not be deemed an act incompatible with the submission of the Dispute to the arbitration pursuant to this Agreement.

(d) The Arbitral Tribunal may request before the competent court of the Judiciary the granting of any preliminary injunctions and any coercive measures adequate to the fulfillment of the arbitral award, pursuant to the rules of the Arbitral Chamber and of paragraph 4, Article 22 of the Arbitration Law.

(e) The Shareholder that, after the institution of the Arbitral Tribunal, obtains a judicial measure pursuant to Section 10.09(b) above, undertakes to communicate the granting of the measure to the Arbitral Tribunal within ten (10) days counted as of the date of the judicial decision. In case the Arbitral Tribunal comes out against the judicial measure, the Shareholder that has obtained it shall waive it, voluntarily dismiss the lawsuit filed or take other applicable measures aiming at its revocation.

Section 10.10. Election of Jurisdiction. The Shareholders agree that any Disputes that by any reason may not be settled through arbitration pursuant to Section 10.01 above shall be settled by the jurisdiction of the Court of Brasilia, Distrito Federal, and the parties waive any other jurisdiction, as privileged as it may be or become, provided that this election of jurisdiction shall not be construed as a limitation to the provisions of Section 10.01 above.

IN WITNESS WHEREOF, the Shareholders executed this Agreement in six (6) counterparts of same tenor and content for one sole purpose, jointly with the undersigned witnesses.

Rio de Janeiro, April 25, 2008.
[end of page left blank intentionally]

SIGNATURES PAGE OF INVITEL S.A.’S SHAREHOLDERS’ AGREEMENT ENTERED INTO ON THE 25TH. OF APRIL, 2008

CITIGROUP VENTURE CAPITAL INTERNATIONAL BRAZIL L.P.

_________________________
By:
Name:
Position:

PRIV FUNDO DE INVESTIMENTO EM AÇÕES

_________________________	_________________________
By:	By:
Name:	Name:
Position:	Position:

TELE FUNDO DE INVESTIMENTO EM AÇÕES

_________________________	_________________________
By:	By:
Name:	Name:
Position:	Position:

INVESTIDORES INSTITUCIONAIS FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES,

_________________________	_________________________
By:	By:
Name:	Name:
Position:	Position:

SIGNATURES PAGE OF INVITEL S.A.’S SHAREHOLDERS’ AGREEMENT ENTERED INTO ON THE 25TH. OF APRIL, 2008

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

_________________________	_________________________
Name:	Name:
Position:	Position:

FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF

_________________________	_________________________
Name:	Name:
Position:	Position:

FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL - PETROS

_________________________	_________________________
Name:	Name:
Position:	Position:

FUNDAÇÃO 14 DE PREVIDÊNCIA PRIVADA

_________________________	_________________________
Name:	Name:
Position:	Position:

SIGNATURES PAGE OF INVITEL S.A.’S SHAREHOLDERS’ AGREEMENT ENTERED INTO ON THE 25TH. OF APRIL, 2008

TELOS – FUNDAÇÃO EMBRATEL DE SEGURIDADE SOCIAL

_________________________	_________________________
Name:	Name:
Position:	Position:

INTERNATIONAL EQUITY INVESTMENTS LLC.,
In the capacity of Intervening Consenting Parties

_________________________
By:
Name:
Position:

INVITEL S.A.,
In the capacity of Intervening Consenting Parties

_________________________
Name:
Position:

Witnesses:

1. _________________________	2. _________________________
Name:	Name:
R.G.:	R.G.:
CPF/MF:	CPF/MF:

EXHIBIT II

Portfolio Companies

1. Solpart Participações S.A.
2. Brasil Telecom Participações S.A.
3. Brasil Telecom S.A.

EXHIBIT I

Shareholders’ Interest in the Portfolio Companies

	Offshore	Priv FIA	Tele FIA	IIFIP	Previ	Funcef	Petros	Telos	F14
Fund

Solpart
Participações	--	--	--	--	--	--	--	--	--
S.A.

Brasil Telecom	2,329,640				7,058,019		1,546,156		685,094
Participações	common	--	--	--	common	-	common	--	common
S.A.	shares				shares		shares		shares

Brasil Telecom
S.A.	--	--	--	--	--	--	--	--	--

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.